

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Desiree Burke
Chief Accounting Officer
Gaming & Leisure Properties, Inc.
845 Berkshire Boulevard
Wyomissing, PA 19610

      **Re:  Gaming & Leisure Properties, Inc.**
           **Form 10-K for the year ended December 31, 2019**
           **Filed February 21, 2020**
           **File No. 001-36124**

Dear Ms. Burke:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc:    Steven Snyder